Exhibit 99.1

NICE Reports Record Fourth Quarter and Full Year 2010 Results; Quarterly
Non-GAAP Revenues of $187 million and EPS of $0.51; Announces Share
Repurchase Plan

Ra’anana, Israel, February 15, 2011 - NICE Systems (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced results for the fourth quarter and full year ending December 31, 2010.

Fourth Quarter 2010 non-GAAP Highlights Include:
•	Revenues at a new all time high of $187 million, up from $163 million in the fourth quarter of 2009
•	Earnings per fully diluted share reached $0.51, up from $0.45 last year
•	Strong cash flow from operations of $44 million
•	Record bookings resulting in book to bill substantially greater than 1

Full Year 2010 non-GAAP Highlights Include:
•	Record revenues at $695 million, up from $589 last year
•	Earnings per fully diluted share of $1.75, up from $1.54 in 2009
•	Backlog at year-end reaches an all-time high
•	Record cash generated from operations of $145 million

“The fourth quarter of 2010 was another strong quarter for NICE, in which bookings, backlog, revenues, gross profit, operating income, net income as well as earnings per fully diluted share, all on non-GAAP basis, reached all-time highs. During 2010, we expanded our offering with numerous new solutions across our businesses, achieved double digit growth worldwide and continued to enjoy healthy demand for our solutions. All of these developments and trends were reflected in record full-year revenues and profits as well as in robust cash generation,” said Zeevi Bregman, President and Chief Executive Officer, NICE Systems.

“We expect 2011 to be another year of growth. We are entering the year with  strong backlog and pipeline, a comprehensive product portfolio and a business that is driven by multiple growth engines. We expect to continue to focus on innovating additional advanced applications. Furthermore, we intend to grow our business both organically and inorganically, as reflected in the CyberTech acquisition we announced today,” Mr. Bregman concluded.

Share Repurchase Program

The Company also announced that its Board of Directors has authorized a program to repurchase up to $100 million of its issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The program does not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

Zeevi Bregman, President and Chief Executive Officer, NICE Systems commented, “The share repurchase plan reflects our confidence in the future of our business and the sustainability of its strong cash generation. It further reflects a clear focus on shareholder value. We intend to fund the plan with our cash balance, while maintaining flexibility to pursue investments to support the company’s growth, both organically and inorganically. We will continue to use our strong balance sheet for strategic acquisitions that advance our product portfolio, market position, and long-term profitable growth”.

Non-GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2010:

Revenues: Fourth quarter 2010 non-GAAP revenues at a record of $186.9 million, up 14.8% from $162.8 million in the fourth quarter of 2009. Non-GAAP revenues for the year 2010 increased 18.1% to $695.3 million, from $588.6 million in 2009.

Gross Profit: Fourth quarter 2010 non-GAAP gross profit and margin increased, reaching a record $123.5 and 66.1%, respectively, from $102.9 million and 63.2% in the fourth quarter of 2009. Full year 2010 non-GAAP profit and margin increased, reaching $451.9 and 65%, respectively, from $371.1 million and 63.1% the previous year.

Operating Income: Fourth quarter 2010 non-GAAP operating income increased to $34.8 million, up from $30.7 million in the fourth quarter of 2009. Non-GAAP operating margin in the fourth quarter 2010 was 18.6%, compared with 18.9% in the previous year. Full year 2010 non-GAAP operating income and margin increased to $123.4 million and 17.8%, respectively, from $103.6 million and 17.6% in 2009.

Net Income: Fourth quarter 2010 non-GAAP net income increased to $32.7 million from $28.6 million in the fourth quarter of 2009. Full year 2010 non-GAAP net income increased to $112.1 million from $96.0 million in the previous year.

Earnings per Fully Diluted Share: Fourth quarter 2010 non-GAAP earnings per fully diluted share increased to a record $0.51 up from $0.45 in the fourth quarter of 2009. Full year 2010 non-GAAP earnings per fully diluted share increased to $1.75, up from $1.54 in 2009.

GAAP Financial Highlights for the Fourth Quarter and Full Year Ended December 31, 2010:

Revenues: Fourth quarter 2010 revenues increased 17.2% to a record $186.1 million from $158.8 million in the fourth quarter of 2009. Full year 2010 revenues increased 18.2% to a record $689.5 million from $583.1 million in 2009.

Gross Profit: Fourth quarter 2010 gross profit and margin increased to $115.9 million and 62.3%, respectively, up from $93.7 million and 59% in the fourth quarter of 2009. Full year 2010 gross profit and margin increased to $420.4 million and 61.0%, respectively, up from $345.9 million and 59.3% in the previous year.

Operating Income: Fourth quarter 2010 operating income increased to $17.2 million, up from $11.0 million in the fourth quarter of 2009. Full year 2010 operating income increased to $49.1 million, compared with $38.2 million in 2009.

Net Income: Fourth quarter 2010 net income increased to $17.4 million, compared with $12.7 million in the fourth quarter of 2009. Full year 2010 net income increased to $48.7 million, compared with $42.8 million in the previous year.

Earnings per Fully Diluted Share: Earnings per fully diluted share in the fourth quarter 2010 increased to $0.27, from $0.20 in the fourth quarter of 2009. Earnings per fully diluted share for the full year 2010 increased to $0.76, from $0.68 in the previous year.

Operating Cash Flow and Cash Balance: Fourth quarter 2010 operating cash flow was $44.1 million. As of December 31, 2010, total cash and equivalents were $663.2 million, with no debt.

Fiscal Year and First Quarter 2011 Guidance:

Guidance for the fiscal year and first quarter is introduced below and includes the impact of the CyberTech acquisition, announced earlier today, assuming closure in March 2011. The acquisition is expected to add approximately $25 million to NICE’s 2011 non-GAAP revenues and be accretive to its non-GAAP fully diluted EPS.

Fiscal Year 2011: Full year non-GAAP revenue is expected to be between $775 and $800 million. Full year non-GAAP earnings per share, on a fully diluted basis, are expected to be in the range of $1.96 and $2.06.

First Quarter 2011: Non-GAAP revenue for the first quarter is expected to be between $179 and $183 million. First quarter non-GAAP earnings per share, on a fully diluted basis, are expected to be in the range of $0.43 and $0.47.

Quarterly Results Conference Call

NICE management will host a teleconference, today, February 15, 2011 at 8:30 ET, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States 1-866-229-7198or 1-888-668-9141, International +972-3- 9180609, Israel 03-9180609. This call will be webcast live on http://www.nice.com at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-326-9310, International +972-3-9255930, Israel 03-9255930.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, realized gain on previously impaired marketable securities as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$78,274	$87,734	$281,783	$325,429
Services	80,547	98,411	301,332	364,022
Total revenue	158,821	186,145	583,115	689,451

Cost of revenue:
Product	24,707	27,587	88,030	107,190
Services	40,428	42,628	149,175	161,885
Total cost of revenue	65,135	70,215	237,205	269,075

Gross profit	93,686	115,930	345,910	420,376

Operating Expenses:
Research and development, net	21,917	26,136	77,382	97,083
Selling and marketing	38,532	49,822	141,526	178,407
General and administrative	17,541	17,775	72,791	76,345
Amortization of acquired intangible assets	4,683	5,030	16,012	19,489
Total operating expenses	82,673	98,763	307,711	371,324

Operating income	11,013	17,167	38,199	49,052

Financial income, net	1,472	1,953	7,712	9,135
Other expense, net	(15)	(26)	(115)	(154)

Income before taxes on income	12,470	19,094	45,796	58,033
Taxes on income	(279)	1,711	3,040	9,326

Net income	$12,749	$17,383	$42,756	$48,707

Basic earnings per share	$0.21	$0.28	$0.70	$0.78

Diluted earnings per share	$0.20	$0.27	$0.68	$0.76

Weighted average number of shares outstanding used to compute:

Basic earnings per share	61,909	62,819	61,395	62,652
Diluted earnings per share	63,397	64,144	62,490	64,132

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	December 31,		December 31,
	2009	2010	2009	2010
GAAP revenues	$158,821	$186,145	$583,115	$689,451
Valuation adjustment on acquired deferred product revenue	1,114	332	1,594	1,911
Valuation adjustment on acquired deferred service revenue	2,892	442	3,867	3,907
Non-GAAP revenues	$162,827	$186,919	$588,576	$695,269

GAAP cost of revenue	$65,135	$70,215	$237,205	$269,075
Amortization of acquired intangible assets on cost of product	(5,128)	(6,369)	(17,557)	(23,595)
Valuation adjustment on acquired deferred cost of services	323	188	323	828
Cost of product revenue adjustment (1,2)	(107)	60	(346)	(255)
Cost of services revenue adjustment (1,2)	(345)	(693)	(2,187)	(2,665)
Non-GAAP cost of revenue	$59,878	$63,401	$217,438	$243,388

GAAP gross profit	$93,686	$115,930	$345,910	$420,376
Gross profit adjustments	9,263	7,588	25,228	31,505
Non-GAAP gross profit	$102,949	$123,518	$371,138	$451,881

GAAP operating expenses	$82,673	$98,763	$307,711	$371,324
Research and development (1,2,3)	(1,530)	(1,174)	(5,391)	(4,894)
Sales and marketing (1,2)	(1,588)	(1,866)	(6,560)	(6,427)
General and administrative (1,2,3)	(2,650)	(1,796)	(8,163)	(10,319)
Amortization of acquired intangible assets	(4,683)	(5,030)	(16,012)	(19,489)
Acquisition related expenses (4)	-	(158)	(4,069)	(1,757)
Non-GAAP operating expenses	$72,222	$88,739	$267,516	$328,438

GAAP finance & other income, net	$1,457	$1,927	$7,597	$8,981
Realized gain on previously impaired marketable securities	-	-	-	(625)
Re-organization expenses	-	-	52	-
Acquisition related expenses (4)	-	-	-	97
Non-GAAP finance & other income, net	$1,457	$1,927	$7,649	$8,453

GAAP taxes on Income	$(279)	$1,711	$3,040	$9,326
Tax adjustments re non-gaap adjustments	3,830	2,284	12,201	10,513
Non-GAAP taxes on income	$3,551	$3,995	$15,241	$19,839

GAAP net income	$12,749	$17,383	$42,756	$48,707
Valuation adjustment on acquired deferred revenue	4,006	774	5,461	5,818
Valuation adjustment on acquired deferred cost of services	(323)	(188)	(323)	(828)
Amortization of acquired intangible assets	9,811	11,399	33,569	43,084
Share-based compensation (1)	5,298	5,158	18,237	21,054
Re-organization expenses (2)	-	-	2,213	2,262
Acquisition related compensation expense (3)	922	311	2,249	1,244
Acquisition related expenses (4)	-	158	4,069	1,854
Realized gain on previously impaired marketable securities	-	-	-	(625)
Tax adjustments re non-gaap adjustments	(3,830)	(2,284)	(12,201)	(10,513)
Non-GAAP net income	$28,633	$32,711	$96,030	$112,057

GAAP diluted earnings per share	$0.20	$0.27	$0.68	$0.76

Non-GAAP diluted earnings per share	$0.45	$0.51	$1.54	$1.75

Shares used in computing US GAAP diluted earnings per share	63,397	64,144	62,490	64,132
Shares used in computing Non-GAAP diluted earnings per share	63,715	64,144	62,550	64,132

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		December 31,		December 31,
		2009	2010	2009	2010
	Cost of product revenue	$(107)	$60	$(345)	$(255)
	Cost of service revenue	(345)	(693)	(1,867)	(2,379)
	Research and development	(884)	(863)	(2,980)	(3,650)
	Sales and marketing	(1,588)	(1,866)	(5,759)	(5,920)
	General and administrative	(2,374)	(1,796)	(7,286)	(8,850)
		$(5,298)	$(5,158)	$(18,237)	$(21,054)

(2)	Re-organization expenses
		Quarter ended		Year to date
		December 31,		December 31,
		2009	2010	2009	2010
	Cost of product revenue	$-	$-	$(1)	$-
	Cost of service revenue	-	-	(320)	(286)
	Research and development	-	-	(991)	-
	Sales and marketing	-	-	(801)	(507)
	General and administrative	-	-	(48)	(1,469)
	Other expense	-	-	(52)	-
		$-	$-	$(2,213)	$(2,262)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		December 31,		December 31,
		2009	2010	2009	2010
	Research and development	$(646)	$(311)	$(1,420)	$(1,244)
	General and administrative	(276)	-	(829)	-
		$(922)	$(311)	$(2,249)	$(1,244)

(4)	Acquisition related expense
		Quarter ended		Year to date
		December 31,		December 31,
		2009	2010	2009	2010
	Research and development	$-	$-	$-	$(73)
	Sales and marketing	-	-	-	(77)
	General and administrative	-	(158)	(4,069)	(1,607)
	Other expense, net	-	-	-	(97)
		$-	$(158)	$(4,069)	$(1,854)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2009	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$214,811	$109,526
Short-term investments	108,850	242,593
Trade receivables	102,147	99,257
Other receivables and prepaid expenses	23,887	31,924
Inventories	14,445	10,861
Deferred tax assets	8,181	6,798

Total current assets	472,321	500,959

LONG-TERM ASSETS:
Marketable securities	224,828	311,081
Other long-term assets	29,314	31,118
Property and equipment, net	22,052	22,014
Other intangible assets, net	156,664	141,632
Goodwill	494,498	527,614

Total long-term assets	927,356	1,033,459

TOTAL ASSETS	$1,399,677	$1,534,418

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$26,342	$20,019
Accrued expenses and other liabilities	261,519	307,031

Total current liabilities	287,861	327,050

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,899	19,705
Other long-term liabilities	23,163	26,903

Total long-term liabilities	49,062	46,608

SHAREHOLDERS' EQUITY	1,062,754	1,160,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,399,677	$1,534,418

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	December 31,		December 31,
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$12,749	$17,383	$42,756	$48,707
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	13,441	15,017	47,217	57,110
Stock based compensation	5,298	5,158	18,237	21,054
Excess tax shortfall (benefit) from share-based payment arrangements	(337)	417	(968)	18
Accrued severance pay, net	(186)	(440)	(1,534)	(1,015)
Amortization of discount (premium) and accrued interest
on marketable securities	262	(151)	1,656	328
Loss (gain) on marketable securities sold, called or impaired	-	7	(823)	(1,197)
Deferred taxes, net	111	1,595	(6,984)	(4,862)
Decrease (increase) in trade receivables	(8,190)	(2,548)	8,898	6,344
Decrease (increase) in other receivables and prepaid expenses	5,330	175	(2,265)	(4,200)
Decrease (increase) in inventories	(3,815)	2,218	(531)	3,546
Increase (decrease) in trade payables	9,868	3,735	1,536	(7,136)
Increase (decrease) in accrued expenses and other liabilities	(5,509)	1,453	12,039	25,913
Other	341	60	453	410

Net cash provided by operating activities	29,363	44,079	119,687	145,020

Cash flows from investing activities:

Purchase of property and equipment	(2,835)	(3,156)	(8,851)	(11,704)
Proceeds from sale of property and equipment	34	-	70	13
Investment in marketable securities	(73,980)	(83,441)	(197,499)	(387,988)
Proceeds from maturity, call and sale of marketable securities	48,150	57,000	197,790	136,568
Investment in short-term bank deposits	-	-	(110,021)	-
Proceeds from short-term bank deposits	65,008	-	134,473	40,029
Capitalization of software development costs	(372)	(260)	(1,315)	(1,311)
Purchase of intangible assets	-	-	(1,000)	-
Payments for acquisitions	(23)	-	(84,926)	(52,267)

Net cash provided by (used in) investing activities	35,982	(29,857)	(71,279)	(276,660)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	4,398	10,827	19,948	25,984
Excess tax benefit (shortfall) from share-based payment arrangements	337	(417)	968	(18)

Net cash provided by financing activities	4,735	10,410	20,916	25,966

Effect of exchange rate changes on cash	46	267	1,111	389

Increase (decrease) in cash and cash equivalents	70,126	24,899	70,435	(105,285)
Cash and cash equivalents at beginning of period	144,685	84,627	144,376	214,811

Cash and cash equivalents at end of period	$214,811	$109,526	$214,811	$109,526